UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No.6)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Blake M. Roney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Blake M. Roney: United States of America

NUMBER OF	5	SOLE VOTING POWER Blake M. Roney: 8,243,917**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Blake M. Roney: 8,468,973**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Blake M. Roney: 8,243,917**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Blake M. Roney: 8,468,973**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Blake M. Roney: 16,712,890**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Blake M. Roney: 32.4%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Blake M. Roney: IN

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Nancy L. Roney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Nancy L. Roney: United States of America

NUMBER OF	5	SOLE VOTING POWER Nancy L. Roney: 8,161,753**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Nancy L. Roney: 307,220**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Nancy L. Roney: 8,161,753**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Nancy L. Roney: 307,220**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Nancy L. Roney: 8,468,973**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Nancy L. Roney: 19.3%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Nancy L. Roney: IN

SCHEDULE 13G (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Blake M. Roney and Nancy L. Roney (referred to individually by name and referred to collectively as the "Reporting Persons").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

	(c)	Citizenship:

The Reporting Persons are citizens of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable

Item 4		Ownership.

Blake M. Roney:

	(a)	Blake M. Roney beneficially owns or may be deemed to beneficially own 16,712,890 shares of Class A Common Stock as follows: 1,120,435 shares of Class A Common Stock, and 15,592,455 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 1,120,435 shares of Class A Common Stock and 15,203,070 shares of Class B Common Stock are held by BMR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by such reporting

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

person. The filing of the above statement shall not be construed as an admission that Blake M. Roney is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 16,712,890 shares of Common Stock referenced above: 307,220 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation; 44,082 shares of Class B Common Stock held indirectly as the sole trustee of The B and D Roney Trust; and 38,082 shares of Class B Common Stock held indirectly as the sole trustee of The S and K Lund Trust.

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 15,592,455 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Blake M. Roney would beneficially own or may be deemed to beneficially own 16,712,890 shares of Class A Common Stock which would constitute 32.4% of the number of shares of then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 15,592,455 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 16,712,890 shares of Class A Common Stock which would constitute 4.8% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 15,592,455 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, he would beneficially own or may be deemed to beneficially own 1,120,435 shares of Class A Common Stock and 15,592,455 shares of Class B Common Stock which would constitute 32.1% of the aggregate voting power of the Issuer and 20.5% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 7,683,700 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to vote or direct the vote, Blake M. Roney would have sole power to vote or direct the vote of 8,243,917 shares of Class A Common Stock as follows: 8,161,752 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

82,165 shares of Class A Common Stock held indirectly as the sole trustee of two trusts, The B and D Roney Trust and The S and K Lund Trust.

(ii) Assuming conversion of all outstanding 7,908,775 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to vote or direct the vote, Blake M. Roney would have shared power to vote or direct the vote of 8,468,973 shares of Class A Common Stock as follows: 8,161,753 shares of Class A Common Stock held by BMR NS-Holdings, LLC which his wife has the sole power to vote or direct the vote of pursuant to the governing documents of said limited liability company; and 307,220 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

(iii) Assuming conversion of all outstanding 7,683,700 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has sole power to dispose or direct the disposition, Blake M. Roney would have sole power to dispose or direct the disposition of 8,243,917 shares of Class A Common Stock as follows: 8,161,752 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 82,165 shares of Class A Common Stock held indirectly as the sole trustee of two trusts, The B and D Roney Trust and The S and K Lund Trust.

(iv) Assuming conversion of all outstanding 7,908,755 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Blake M. Roney, with respect to which he has shared power to dispose or direct the disposition, Blake M. Roney would have shared power to dispose or direct the disposition of 8,468,973 shares of Class A Common Stock as follows: 8,161,753 shares of Class A Common Stock held by BMR NS-Holdings, LLC which his wife has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; and 307,220 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

Nancy L. Roney:

(a)	Nancy L. Roney beneficially owns or may be deemed to beneficially own 8,468,973 shares of Class A Common Stock as follows: 560,218 shares of Class A Common Stock and 7,908,755 shares of Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 560,218 shares of Class A Common Stock and 7,601,535 shares of Class B Common Stock were contributed by Nancy L. Roney to, and are currently held by, BMR NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares contributed by such Reporting Person. The filing of the above statement shall not be construed as an admission that Nancy L. Roney is, for the purposes of Section 13(d) or 13(g) of

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

the Securities Exchange Act of 1934, as amended, the beneficial owner of 307,220 shares of Class B Common Stock held indirectly as a co-trustee of The One Foundation which were included in the 8,468,973 shares of Common Stock referenced above.

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 7,908,755 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 8,468,973 shares of Class A Common Stock which would constitute 19.3% of the number of shares of then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 7,908,755 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 8,468,973 shares of Class A Common Stock which would constitute 2.0% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 7,908,755 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, she would beneficially own or may be deemed to beneficially own 560,218 shares of Class A Common Stock and 7,908,755 shares of Class B Common Stock which would constitute 16.3% of the aggregate voting power of the Issuer and 10.4% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 7,601,535 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to vote or direct the vote, Nancy L. Roney would have sole power to vote or direct the vote of 8,161,753 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(ii) Assuming conversion of all outstanding 307,220 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has shared power to vote or direct the vote, Nancy L. Roney would have shared power to vote or direct the

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

vote of 307,220 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

(iii) Assuming conversion of all outstanding 7,601,535 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has sole power to dispose or direct the disposition, Nancy L. Roney would have sole power to dispose or direct the disposition of 8,161,753 shares of Class A Common Stock held indirectly as a co-manager of BMR NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(iv) Assuming conversion of all outstanding 307,220 of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Nancy L. Roney, with respect to which she has shared power to dispose or direct the disposition, Nancy L. Roney would have shared power to dispose or direct the disposition of 307,220 shares of Class A Common Stock held indirectly as a co-trustee of The One Foundation.

Item 5	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

SCHEDULE 13G/A (AMENDMENT NO. 6)
CUSIP NO. 67018T-10-5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Blake M. Roney
By: Blake M. Roney
Dated: February 13, 2003

/s/ Nancy L. Roney
By: Nancy L. Roney
Dated: February 13, 2003